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                                                                                  EXHIBIT 12
                          VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

                          COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                   For the Years Ended December 31
                                         Amounts in Thousands

                                                      1995      1994      1993      1992     1991
Fixed charges:
  Interest expense before capitalization credits..$  11,396 $  10,699 $  10,187 $  10,441 $ 11,336
  Amortization of financing costs...................    109       114       115       116       75
  One-third of rental expense.......................  9,532    10,393     7,375     7,190    4,815
       Total fixed charges........................$  21,037 $  21,206 $  17,677 $  17,747 $ 16,226

Net earnings......................................$ 166,240 $  97,976 $  88,229    90,980 $ 52,580
Provisions for income taxes......................... 92,181    47,930    36,993    39,746   20,867
Fixed charges....................................... 21,037    21,206    17,677    17,747   16,226
Capitalized interest credits........................   (297)     (878)   (1,016)     (673)    (131)
Amortization of capitalized interest................  1,031       997       882       792      840
  Earnings before income taxes as adjusted......  $ 280,192 $ 167,231 $ 142,765 $ 148,592 $ 90,382


Ratio of earnings to fixed charges..................   13.3       7.9       8.1       8.4      5.6

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